UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RegeneRx Biopharmaceuticals, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

75886X 10 8

(CUSIP Number)

Ill Park

President and Chief Executive Officer

Digital Aria Co., Ltd.

22nd FL, Parkview Tower,

248 Jungjail-ro, Bundang-gu,

Seongnam-si, Gyeonggi-do 463-863,

Republic of Korea

+82-31-786-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8		Page 2 of 6 Pages

1.	Names of Reporting Persons Digital Aria Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,083,333 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,083,333 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,083,333 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (2)
14.	Type of Reporting Person CO

(1)  Represents (i) 19,583,333 shares that the Reporting Person has a contractual obligation to purchase from the Issuer; and (ii) 5,500,000 shares that the Reporting Person has the contractual right to acquire from the Issuer, in each case which purchases could be effected within 60 days from the date hereof.

(2) Based on 81,733,247 shares of Common Stock outstanding as of March 5, 2014, as represented to the Reporting Person by the Issuer, adjusted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 75886X 10 8	Page 3 of 6 Pages

Item 1.	Securities and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), RegeneRx Biopharmaceuticals, Inc. (“RegeneRx” or the “Issuer”). The address of the Issuer’s principal executive office is 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

Item 2.	Identity and Background

(a)	Digital Aria Co., Ltd. (the “Reporting Person”) is a corporation organized under the laws of the Republic of Korea. Information regarding each of the directors and executive officers of the Reporting Person (collectively, the “Listed Individuals”) included on Schedule I hereto is incorporated herein by reference.

(b)	The address of the principal place of business of the Reporting Person is 22nd FL, Parkview Tower, 248 Jungjail-ro, Bundang-gu, Seongnam-si, Gyeonggi-do 463-863, Republic of Korea.

(c)	The principal business of the Reporting Person is an IT software business.

(d)	During the last five years, none of the Reporting Person or the Listed Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Person or the Listed Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is incorporated under the laws of the Republic of Korea. Each of the Listed Individuals is a citizen of Korea.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each individual director and executive officer and person controlling the Reporting Person (the “Listed Individuals”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this filing, no shares of Common Stock have yet been were purchased by the Reporting Person or any of the Listed Individuals in connection with the transactions giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Person for such purpose. The source of funds ultimately used to purchase the shares as described herein will be the Reporting Person’s working capital.

CUSIP No. 75886X 10 8	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

On March 7, 2014, the Reporting Person and the Issuer entered into three agreements, including two licensing agreements for the license of territorial rights to two of the Issuer’s Thymosin Beta 4 (“Tβ4”)-based products candidates, RGN-259 and RGN-137 (collectively, the “License Agreements”). The third agreement is a Securities Purchase Agreement (the “Securities Purchase Agreement” and, collectively with the License Agreements, the “Agreements”) under which the Reporting Person agreed to purchase up to $2,350,000 of the Issuer’s common stock and received an option to purchase an additional $825,000 of common stock, over the ensuing eleven months.

Under the License Agreements, the Reporting Person received certain development and commercialization rights for RGN-137 and RGN-259, and the Reporting Person may be required to make milestone payments to the Issuer upon the achievement of certain development milestones, as well as royalty payments with respect to any commercial sales in the licensed territories. License Agreement, the Company is eligible to receive aggregate potential milestone payments of up to $3.5 million.

Under the terms of the Securities Purchase Agreement, the Reporting Person has committed to purchase $2.35 million of RegeneRx common stock for a purchase price of $0.12 per share. Of the $2.35 million, the Reporting Person agreed to purchase $1.35 million by March 28, 2014 and to purchase $1.0 million by August 31, 2014. The Reporting Person also received the right to purchase an additional 5.5 million shares of common stock at a purchase price of $0.15 per share (for an aggregate potential purchase price of $825,000) until January 31, 2015. Retention of the licensed rights by the Reporting Person under the License Agreements requires the completion of the committed common stock purchases on the above timelines.

The Reporting Person intends to purchase and hold the common sock of the Issuer described above for investment purposes.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)	As of the date hereof, (i) the Reporting Person is the record owner of no shares of Common Stock, but has the right to acquire 25,083,333 shares of Common Stock pursuant to the Securities Purchase Agreement. As a result, the Reporting Person may be deemed to beneficially own 25,083,333 shares of Common Stock as of the date hereof, representing beneficial ownership of 23.5% of the Issuer’s Common Stock. None of the Listed Individuals separately beneficially own any shares of Common Stock.

(b)	Of the 25,083,333 shares of Common Stock beneficially owned by the Reporting Person, the Reporting Person has sole voting and dispositive power with respect to all of such shares.

(c)	Except as described herein, neither the Reporting Person nor any Listed Individual has not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 75886X 10 8	Page 5 of 6 Pages

(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Licensing Agreements and the Securities Purchase Agreement under Item 4 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Person, except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 75886X 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014

Digital Aria Co., Ltd.

By:		/s/ Ill Park

	Name:	Ill Park

	Title:	Chief Executive Officer

SCHEDULE 1

Executive Officers

Ill Park

c/o Digital Aria Co., Ltd.

22nd FL, Parkview Tower,

248 Jungjail-ro, Bundang-gu,

Seongnam-si, Gyeonggi-do 463-863,

Republic of Korea

Principal Occupation: President and Chief Executive Officer of Digital Aria Co., Ltd.

Kyung Bong Lee

c/o Digital Aria Co., Ltd.

22nd FL, Parkview Tower,

248 Jungjail-ro, Bundang-gu,

Seongnam-si, Gyeonggi-do 463-863,

Republic of Korea

Principal Occupation: Managing Director and Chief Financial Officer of Digital Aria Co., Ltd.

Directors

Se Hee Park

Min&C Law Firm

Daegong-bulding,

126 Teheran-ro,

Kangnam-gu,

Seoul

Republic of Korea

Principal Occupation: Attorney

Bon Joo Lee

Jewon Accounting Corporation

711 Unju-ro, Kangnam-gu,

Seoul

Republic of Korea

Principal Occupation: Auditing Director